
Mail Stop 3561

October 13, 2016

Walter Uihlein
Chief Executive Officer
Acushnet Holdings Corp.
333 Bridge Street
Fairhaven, MA 02719

> **Re: Acushnet Holdings Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 30, 2016**
> **File No. 333-212116**

Dear Mr. Uihlein:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 6, 2016 letter.

Management's Discussion and Analysis

Critical Accounting Policies and Estimates

Share-Based Compensation, page 130

1. We note from your response to our prior comment number 2 that your CSE calculation under clause (3) was lower than clause (2) under the intrinsic or fair value methods. As a result, the change in valuation method did not have an effect on your consolidated financial statements at June 30, 2016. In this regard, please tell us the CSE values calculated under each clause at June 30, 2016 and explain to us in further detail why the

CSE value under clause (3) was lower than clause (2). As part of your response, please provide your calculations and the significant assumptions used in determining CSE values under clause (2) and (3).

You may contact Melissa Gilmore at (202) 551-3777 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure

cc: Roxanne F. Reardon, Esq.
        Simpson Thacher & Bartlett LLP